NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

June 8, 2021

Mr. Brian McAllister

Mr. Raj Rajan

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Pharmagreen Biotech Inc.

Form 10-K for the Fiscal Year Ended September 30, 2020

Filed January 8, 2021

Form 10-Q for the Quarterly Period Ended December 31, 2020

Filed February 22, 2021

File No. 000-56090

Dear Mr. McAllister and Mr. Rajan:

This is in response to the letter of comment of the Staff dated May 12, 2021, relating to the captioned Form 10-K and Form 10-Q of Pharmagreen Biotech Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Form 10-K for the Fiscal Year Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition

and Results of Operations. Capital Resources and Liquidity, page 5

1.We note your disclosure that as a result of the voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, various convertible note holders triggered default provisions on your outstanding convertible notes. Please disclose the impact of entering and emerging from Chapter 11 Bankruptcy proceedings on your liquidity, debt obligations, financial position and results of operations.

Please be advised that, in response to such comment, disclosure has been added to the Capital Resources and Liquidity discussion that addresses the impact of entering and emerging from Chapter 11 Bankruptcy proceedings on the Company’s liquidity, debt obligations, financial position and results of operations.

Financial Statements

Consolidated Statements of Operations and

Comprehensive Income (Loss), page 11

2.Please revise to present the impairment loss from property and equipment within operating expenses, included in net loss before other income (expenses). Refer to guidance in ASC 360-10-45-4.

Please be advised that, in response to such comment, the subject presentation has been revised to comply with such comment.

Notes to the Consolidated Financial Statements

1.Nature of Business and Continuance of Operations, page 14

3.We note your disclosure that you filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the District Bankruptcy Court for the District of Nevada on August 7, 2020. You also disclosed on page 3, that the Company filed motions with the Court seeking authorization to continue to operate its businesses as “debtors-in-possession” under the jurisdiction of the Court. Please explain in detail why the financial statements for the periods during reorganization proceedings presented here are not labeled as “debtors-in-possession". In addition, tell us and disclose whether you filed a plan of reorganization and disclosure statement with the court and whether the court confirmed the reorganization plan and issued a final decree of your case. Refer to ASC 852-10-55-2 and revise your financial statements and disclosures as appropriate.

The Company filed voluntary petitions for reorganization on August 7, 2020, however, various convertible noteholders filed a motion to dismiss the bankruptcy case shortly thereafter.  On September 30, 2020 a hearing to determine whether bankruptcy case was held and the motion to dismiss the bankruptcy case was granted and the case was dismissed on October 7, 2020.

ASC 852-10-55-2 states as follows “The following Example illustrates the guidance in paragraphs 852-10-45-1 through 45-13 and 852-10-50-2 through 50-3 relating to financial statement reporting practices during the period that an entity is in reorganization. Illustrative financial statements and accompanying notes follow.”

In addition, ASC 852-10-45-10 states as follows “For the purpose of presenting an entity’s financial evolution during a Chapter 11 reorganization (see paragraph 852-10-10-1), the financial statements for periods including and after filing the Chapter 11 petition shall distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.”

The Company did not file a plan of reorganization and the court did not confirm a reorganization plan. As a motion to dismiss the Company’s Chapter 11 reorganization was filed and no plan of reorganization was filed, the Company did not have transactions or events associated with a reorganization to disclose.  In addition, as the Chapter 11 reorganization contested and ultimately dismissed the Company was not operating as Debtor in Possession. As a result, the Company does not believe that the disclosures provided in ASC 852-10-55-2 were applicable or beneficial to users.

4.Considering the comment above, please explain in detail how you considered the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC 852-10-50 applicable to entities during reorganization proceedings under Chapter 11. Revise your financial statements and disclosures as appropriate.

The financial statement presentation requirements in ASC 852-10-45 apply to an entity’s evolution during a Chapter 11 reorganization.  In determining whether these disclosures were applicable the Company assessed whether it was going through a reorganization process.

While the Company voluntarily filed for petitions for relief under Chapter 11 proceedings of the U.S. Bankruptcy Code, various convertible noteholders filed a motion to dismiss the bankruptcy case shortly thereafter.  As a result, the process of reorganization never really commenced.

Then on September 30, 2020 a hearing to determine whether bankruptcy case was held and the motion to dismiss the bankruptcy case was dismissed on October 7, 2020. At that time the reorganization was no longer an option.

As relief under chapter 11 was effectively denied, there was no reorganization, and the holders of existing voting shares immediately before the confirmation did not receive less than 50% of the voting shares of the emerging entity.  As a result, the entity did not adopt fresh-start reporting as described in ASC 852-45-19.

As the Company’s attempt at reorganization was contested and dismissed the Company did not believe that providing disclosures in ASC 852-10-45 regarding a reorganization that was never going to happen was in the user’s best interest.

In addition, as there was no reorganization or change to any of the Company’s assets, liabilities or equity as a result of the Chapter 11 filing the Company believes none of the disclosures in ASC 852-10-50 were applicable.

Form 10-Q for the Quarterly Period Ended December 31, 2020

Financial Statements

Notes to the Condensed Consolidated Financial Statements

1.Nature of Business and Continuance of Operations, page 7

5.We note your disclosure that on October 9, 2020 a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York which effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection. Please clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting and tell us how you concluded the accounting and reporting requirements under the guidance ASC 852-10-45-17 to 45-28 and ASC 852-10-50-7 are not applicable to your financial statements for the three months ended December 31, 2020. Revise your financial statements and disclosures as appropriate.

ASC 852-10-45-19 states that “If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity shall adopt fresh-start reporting upon its emergence from Chapter 11. The loss of control contemplated by the plan must be substantive and not temporary. That is, the new controlling interest must not revert to the shareholders existing immediately before the plan was filed or confirmed.”

On August 11, 2020, the Company voluntarily filed for petitions for relief under Chapter 11 proceedings of the U.S. Bankruptcy Code.  On October 9, 2020, a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York, on an action filed by EMA Financial LLC. This effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection.

As relief under Chapter 11 was effectively denied, there was no reorganization and the holders of existing voting shares immediately before the confirmation did not receive less than 50% of the voting shares of the emerging entity.  As a result, the entity did not adopt fresh-start reporting.

ASC 852-10-45-17 states that “Entities whose plans have been confirmed by the court and have thereby emerged from Chapter 11 shall apply the reporting principles in paragraphs 852-10-45-19 through 45-29 as of the confirmation date or as of a later date, as discussed in the following paragraph, when all material conditions precedent to the plan’s becoming binding are resolved.”

No plans were confirmed by the court as the Company emerged from bankruptcy proceedings and protections as a result of an action filed by a debtholder.  As no plans were confirmed by the court and never became binding, the Company did not apply the reporting principles in paragraphs 852-10-45-19 through 45-28.

In addition, as the Company did not adopt fresh start reporting based on the guidance in ASC 852-10-45-19 it did not apply the guidance on additional disclosures contained in ASC 852-10-50-7.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ ERIC NEWLAN

Eric Newlan

Managing Member

cc: Pharmagreen Biotech Inc.